UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Reasoned Opinion Delisting Offer T.Deutschland	2

The information contained herein is not for publication or distribution, in whole or in part, in, into, within or from any country where such publication or distribution would be in violation of the relevant legal provisions of such country.
TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

Further to the communication made on 20 March 2024 regarding the publication of the relevant offer document for the public delisting acquisition offer with the aim to acquire the shares in Telefónica Deutschland Holding AG (“Telefónica Deutschland”) not directly or indirectly held by Telefónica (the “Delisting Offer”) launched by Telefónica —through Telefónica Local Services GmbH—, we hereby inform you that Telefónica Deutschland’s Management and Supervisory Boards have issued the corresponding joint reasoned statement to the Delisting Offer, which is available at Telefónica Deutschland’s website (www.telefonica.de/investor-relations).
In accordance with the aforementioned statement, Telefónica Deutschland’s Management and Supervisory Boards recommend to its shareholders to accept the Delisting Offer.

In Madrid, on 26 March 2024

Important notice:
This announcement is for information purposes and neither represents an offer to purchase or sell nor a solicitation of an offer to purchase, sell or tender shares of Telefónica Deutschland. The complete terms of the Delisting Offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority.
Investors and shareholders of Telefónica Deutschland are strongly advised to read the offer document of the Delisting Offer as it contains important information. Where appropriate, it is furthermore recommended that investors and shareholders seek independent advice in order to receive individual assessment regarding the Delisting Offer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 26, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors